April 11, 2014

VIA EDGAR TRANSMISSION

U. S. Securities and Exchange Commission

Division of Corporate Finance

100 F. Street N.E.

Washington, DC 20549

RE: Form S-1

Request for Withdrawal of Registration Statement (RW)

Filed on March 19, 2010
               Commission File No. 333-165601

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Allies Ltd., a Nevada Corporation ("the Company") hereby request that the Securities and Exchange Commission consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrants’ Registration Statement on Form S-1, File 333-165601 filed on March 19, 2010 (File No. 333-165601) together with all exhibits, collectively, the Registration Statement together with all exhibits thereto (the "Registration Statement").

The Company is requesting withdrawal of the Registration Statement due to the Company’s decision not to proceed with the Registration Statement at this time. The Registration Statement was not declared effective by the Commission under the Act.

Should you have any questions regarding this matter, please do not hesitate to contact me

(402) 587 7742. Thank you for your attention to this matter.

Respectfully yours,

Allies Ltd.

By: /s/ Theodore Pysh

Theodore Pysh

Chief Executive Officer, President, Secretary, Chief Financial Officer, Treasurer, Principal Accounting Officer and Director

Allies Ltd. 1015 N. 98th St., Omaha, Nebraska 68114